Paramount Gold Nevada Corp.

665 Anderson Street

Winnemucca, NV 89445

February 23, 2015

Mr. John Reynolds

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NW

Washington, D.C. 20549

Re:	Paramount Gold Nevada Corp.
Registration Statement on Form S-1
Filed January 9, 2015
File No. 333-201431

Dear Mr. Reynolds:

On behalf of Paramount Gold Nevada Corp. (the “Company”), we provide the Company’s responses to your letter dated February 4, 2015 (the “Letter”) setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Registration Statement on Form S-1 (the “Registration Statement”).

For your convenience, the Staff’s comments have been restated below in their entirety, with the responses to each comment set forth immediately below the comment. The revisions to the Registration Statement described below are reflected in an amendment to the Registration Statement being filed simultaneously with this letter, courtesy copies of which, marked to reflect these revisions, are being delivered to the Staff.

References to the “Prospectus” are to the prospectus included in the Registration Statement.

General

1.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please revise throughout the prospectus to include all information that may not properly be excluded under Rule 430A. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. We may have further comments once items that are currently blank are completed. Please refer to Instruction 1 to Item 501(b)(3) of Regulation S-K.

Response: The Company has revised the Registration Statement with the most recent information the Company has available to date. The Company respectfully acknowledges that the Staff may have further comments once items that are currently blank are completed.

Prospectus Back Cover Page

2.	Please revise to include the dealer prospectus delivery obligation. Refer to Item 502(b) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has included the disclosure required by Item 502(b) of Regulation S-K on the back cover page of the Prospectus.

Questions and Answers about the Distribution, page 1

3.	We note on page 28 that the Nevada exploration and development activities have historically been funded through non-interest-bearing loans from Paramount and that you expect future cash infusions from Paramount. We also note disclosure on page 6 regarding the relationship between Paramount and SpinCo following the separation and distribution. Please revise to add a more detailed discussion of the relationship between SpinCo and Paramount following completion of the spin-off and explain your expectation with respect to future loans from Paramount after the merger. Please also revise throughout the prospectus as appropriate.

Response: In response to the Staff’s comment, the Company has revised pages 6, 9 and 27 of the Prospectus to clarify the relationship between SpinCo and Paramount following the completion of the spin-off. There is no expectation of future loans from Paramount to SpinCo following the completion of the spin-off.

Prospectus Summary, page 8

4.	Please provide the basis for the statement that your strategy “helps eliminate risks and significantly increases the efficiency of exploration programs.”

Response: The disclosure on page 8 of the Prospectus has been revised in response to the Staff’s comment.

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Risk Factors, page 10

5.	Please revise the last risk factor on page 16 to include as a separate risk the election to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1).

Response: The disclosure on page 19 of the Prospectus has been revised in response to the Staff’s comment.

6.	Please add a risk factor regarding the going concern raised by the independent registered public accountant.

Response: A risk factor has been added on page 19 of the Prospectus in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, pages 28 and 29

7.	We note the table on page 30 includes approximately $16.8 million due to Paramount. Please clarify whether this amount will continue to be owed post spin-off. If so, please add disclosure regarding the material terms of the agreement and the impact this debt may have on the company’s ability to continue its exploration plan.

Response: SpinCo will not owe Paramount this amount following the completion of the spin-off. The disclosures in the Prospectus have been revised to clarify the relationship between SpinCo and Paramount post spin-off.

8.	Please disclose the underlying business reasons for material changes between periods in your statement of operations line items (e.g., discuss your exploration activities in each period and explain how they changed between periods). In doing so, please also quantify the incremental impact of each business reason discussed. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response: The disclosure in the Prospectus have been revised in response to the Staff’s comment.

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Liquidity and Capital Resources, pages 28 and 29

9.	Please disclose with quantification the underlying business reasons for material changes between periods in your operating, investing and financing cash flows. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350 as it relates to liquidity and capital resources.

Response: The disclosures on pages 31 and 32 of the Prospectus have been revised in response to the Staff’s comment.

10.	You disclose your access to additional capital and your existing resources will be sufficient to fund your exploration and working capital needs. Considering (a) your lack of historical revenues, (b) your minimal resources and (c) your working capital deficit as of September 30, 2014, please revise to disclose how you plan to fund your working capital needs for the next 12 months. Your revised disclosure should clearly explain management’s plans to ensure you meet your liquidity needs, including debt repayment obligations and the ramifications if such needs are not met. Refer to Item 303 of Regulation S-K and SEC Release 33-8350.

Response: The disclosures in the Prospectus have been revised in response to the Staff’s comment to explain why management believes that SpinCo, following the completion of the spin-off, will be able to fund its operations for the next 12 months.

Business, page 32

11.	Please expand the discussion of your business strategy, including your plans of “acquiring and developing known precious metals deposits in large-scale geological environments in North America.” Also discuss in greater detail your planned exploration of the Sleeper Gold Project. Lastly, please significantly revise this section to provide all of the disclosure required by Item 101(h)(4) of Regulation S-K.

Response: The disclosures on pages 34, 36 and 37 of the Prospectus have been revised in response to the Staff’s comments to expand the discussion of SpinCo’s business strategy following completion of the spin-off and planned exploration of the Sleeper Gold Project. We respectfully submit that the disclosures required by Item 101(h)(4) of Regulation S-K to describe SpinCo’s business are provided for in the Prospectus.

Properties, page 34

12.	Please disclose the following information for each of your properties:

•	The nature of your ownership or interest in the property with a description of all interests in your properties, including the terms of all underlying agreements and royalties.

•	Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

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•	The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Response: The disclosures in the Prospectus have been revised in response to the Staff’s comments.

13.	Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

•	A description of any work completed on the property and its present condition.

•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment. If no facilities or equipment are on site, please include a statement to that effect.

•	A description of equipment, infrastructure, and other existing facilities.

•	The current state of exploration of the property.

•	The source of power and water that can be utilized at the property.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

Response: The disclosures in the Prospectus have been revised in response to the Staff’s comments.

14.	Please provide as an exhibit, a written consent from any experts whose name is cited, and/or whose work is incorporated into your document. These consents should concur with the summary of the information in the report disclosed, and agree to being named as an expert in your registration statement.

Response: We have provided the consent of Metal Mining Consultants, Inc. (formerly known as Scott E. Wilson Consulting Inc.) as exhibit 23.3 to the Registration Statement.

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Management, page 38

15.	Please disclose the name of the private company founded by Mr. Buffone prior to joining Paramount. Please see Item 401(e)(1) of Regulation S-K for guidance.

Response: The disclosure on page 40 of the Prospectus has been revised in response to the Staff’s comment.

16.	Please disclose for each director the specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director for the company. See Item 401(e)(1) of Regulation S-K.

Response: The disclosures on pages 40 and 41 of the Prospectus have been revised in response to the Staff’s comment.

17.	Please provide the disclosure required by Item 401 of Regulation S-K for each director that will join the board prior to the separation and distribution once known.

Response: The disclosures on pages 40 and 41 of the Prospectus have been revised in response to the Staff’s comment.

Executive Compensation, page 41

18.	It appears from the disclosure of the employment agreements with Messrs. Crupi and Buffone that their salary is paid in Canadian dollars. Please add a footnote to the summary compensation table to identify that currency and describe the rate and methodology used to convert the payment amounts to dollars. See Instruction 2 to Item 402(n) of Regulation S-K.

Response: We have revised the Prospectus on page 44 in response to the Staff’s comment.

19.	Please revise footnote one to the summary compensation table to disclose all assumptions made in the valuation by reference to the discussion of those assumptions in the smaller reporting company's financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis. See Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi) of Regulation S-K.

Response: We have revised the Prospectus in response to the Staff’s comment.

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20.	We note that you anticipate entering into new employment agreements before the separation and distribution. Please disclose the material terms of those agreements once known.

Response: The disclosure on page 41 of the Prospectus has been revised to reflect the agreed upon base salaries of the individuals who are expected to serve as the Company’s executive officers following the completion of the spin-off. To date, no employment agreements have been entered into between the Company and any individual.

21.	Please add disclosure to this section regarding the compensation that the named executive officers will receive as a result of the acquisition of Paramount by Coeur.

Response: The disclosure on page 44 of the Prospectus has been revised in response to the Staff’s comment.

22.	Please clarify whether any of the directors listed in the table on page 43 will be directors of the company post spin-off.

Response: The Prospectus has been revised to reflect the current composition of the board of directors for SpinCo, which is expected to be the composition of the board post spin-off as well.

23.	Please revise this section to eliminate the reference to incorporation by reference as you are not eligible to use incorporation by reference at this time. We note the references on pages 43 and 45. Please see General Instruction VII of Form S-1 for guidance. Instead, please revise this section to disclose the material terms of the equity compensation plan.

Response: The disclosures on pages 43 and 45 of the Prospectus have been revised in response to the Staff’s comment, and this section has been revised to disclose the material terms of the equity compensation plan the Company intends to adopt prior to the completion of the spin-off.

Certain Relationships and Related Party Transactions, page 45

24.	Please provide the disclosure required by Item 404 of Regulation S-K for each related party transaction in this section, rather than referring to the footnotes to the financial statements as noted on page 45.

Response: The disclosure has been revised to address the Staff’s comment.

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Financial Statements

25.	Please include financial statements of Paramount Gold Nevada Corp. (SpinCo) as required by Rule 8-02 of Regulation S-X or explain to us why they are not required. Please also tell us: (a) the nature and amounts on its balance sheet and (b) whether it has any present operations.

Response: The Company respectfully submits that the financial statements of SpinCo, which are intended to be provided in the next amendment to the Registration Statement once the merger with Paramount Nevada Gold Corp. (SpinCo’s direct parent) has been completed, are not expected to differ materially from the financial statements that were included in the initial filing of the Registration Statement. Paramount Nevada Gold Corp. has no operations and holds no assets in its own name, other than a checking account having a current balance of $6,801. All other assets are held directly or indirectly by SpinCo. SpinCo’s current subsidiaries operate the exploration and development activities in Nevada, and will continue to do so following the completion of the merger of SpinCo and its direct parent.

Consolidated Statement of Operations and Comprehensive Loss, pages F-4 and F-19

26.	You present a net loss before other items subtotal, which appears to exclude some but not all non-operating amounts. If some or all of the amounts included in the interest income, interest and service charges and other income line items are non-operating amounts, please revise your statements of operations to exclude the non-operating amounts from the net loss before other items subtotal and instead present them under the other items caption.

Response: The Company respectfully submits that there are no non-operating amounts included in these categories.

27.	Please revise the title of the revenue caption to convey that it includes other operating income amounts. For example, you could title it revenue and other operating income.

Response: The Company will address this comment in the next amendment to the Registration Statement in tandem with providing the financial statements of SpinCo.

Notes to Consolidated Financial Statements, pages F-7 and F-22

28.	Please disclose in a footnote the nature and amounts included in the other income line item for each period presented.

Response: The Company will address this comment in the next amendment to the Registration Statement in tandem with providing the financial statements of SpinCo.

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Pro forma Financial Information

29.	In order to provide an investor with a better understanding of the changes to your capital structure, please include pro forma financial information giving effect to your transaction with Paramount Nevada Gold Corp. (British Columbia), the issuance of 4.9% of your shares to Coeur, the $10 million capital infusion and related transactions or tell us why pro forma information is not required. Please also disclose in the filing whether these and related events will occur prior to or after effectiveness.

Response: The disclosures in the summary section of the Prospectus have been revised to add the requested pro forma financial information and to clarify when these events will occur.

Item 17. Undertakings, page II-2

30.	Please provide the undertaking required by Item 512(a)(5)(i) and (a)(6) of Regulation SK.

Response: The Registration Statement has been revised in response to the Staff’s comment.

Exhibits

31.	We note that you have yet to file a number of exhibits. Please file these exhibits with your next amendment or tell us when you plan to file these documents. Please allow sufficient time for us to review these exhibits and note that we may have additional comments once they are filed.

Response: The Company has filed certain of the exhibits with this amendment, and will file the other exhibits when available. The Company respectfully acknowledges that the Staff will require sufficient time to review the exhibits and may have additional comments once they are filed.

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If you have any questions with respect to the above, please contact the undersigned at (613) 288-4280.

Very truly yours,
PARAMOUNT GOLD NEVADA CORP.

/s/ Carlo Buffone_______________
Carlo Buffone
Chief Financial Officer

cc: James T. Seery, LeClairRyan, A Professional Corporation

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